FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 July 2015
Exhibit No. 2	TR-1: Notification of Major Interest in Shares dated 06 August 2015
Exhibit No. 3	Director/PDMR Shareholding dated 12 August 2015
Exhibit No. 4	Publication of Prospectus dated 14 August 2015
Exhibit No. 5	Form 8.3 - Sportech Plc dated 17 August 2015
Exhibit No. 6	Form 8.3 - Sportech Plc dated 19 August 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2015
Ordinary shares of £1	6,470,243,057	4	25,880,972,228
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,471,143,057		25,884,572,228

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	6 August 2015
6. Date on which issuer notified:	6 August 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage thresholds of 52% and 73%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,334,483,519	13,337,934,076		51.53%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 44.08%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
33,737,934,076				72.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury
14. Contact name:	James Neilson
15. Contact telephone number:	+44 (0)207 270 5813

Exhibit No. 3

The Royal Bank of Scotland Group plc
12 August 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR3.1.2R AND DTR 3.1.4R

1. The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") were delivered to the PDMRs on 12 August 2015, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ended 30 June 2015.

The number of Shares delivered, the number of Shares sold to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

PDMR	No. of Shares delivered	No. of Shares sold to satisfy associated tax liability	No. of Shares retained
Elaine Arden	41,691	19,625	22,066
Mark Bailie	140,243	66,014	74,229
Chris Marks	140,243	66,014	74,229
Leslie Matheson	79,756	37,542	42,214
Ross McEwan	145,012	68,259	76,753
Simon McNamara	87,006	40,955	46,051
Jonathan Pain	43,504	20,478	23,026
Alison Rose	87,006	40,955	46,051
David Stephen	90,632	42,662	47,970
Ewen Stevenson	116,009	54,607	61,402

The market price used to determine the number of Shares delivered was £3.448. Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a five year retention period.

In February 2015, Mr McEwan confirmed that he did not intend to benefit from his 2015 fixed share allowance.  In light of this commitment, he will transfer the net of tax shares retained to charity when they are released over the course of the five year retention period.

2.   The Company also announces the vesting of 95,318 Shares to Mr McEwan arising from a conditional share award under the RBS 2010 Long Term Incentive Plan.  This award was granted on 30 August 2012 on Mr McEwan's appointment as CEO of UK Retail to replace awards which he forfeited on leaving Commonwealth Bank of Australia.  The award was subject to RBS performance conditions measured over a three year period to 31 December 2014.

A total of 44,867 Shares have been sold at £3.403 per share to meet the immediate tax liabilities arising on vesting.  Mr McEwan has retained the remaining 50,451 vested Shares, which are subject to a six month retention period following vesting.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 12 August 2015.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1525W_-2015-8-14.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB
TEL: +44 20 7678 1800

FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.

Coutts & Co Trustees (Jersey) Limited, in its capacity as trustee of a settlement, indirectly holds 35,111,010 ordinary shares in Sportech Plc which are held directly by Sulby Limited, an undertaking controlled by Coutts.  An additional 2,000 shares are held by Adam & Co Investment Management Limited.

(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Sportech plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/~~dealing undertaken:~~ For an opening position disclosure, state the latest practicable date prior to the disclosure	17/08/2015
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary GBP 0.50 shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	35,113,010	17.025	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	35,113,010	17.025	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b) Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	17 August 2015
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 6

FORM 8.3
AMENDMENT to RNS 2635W (revised 1. (b) text)

PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.

Coutts & Co Trustees (Jersey) Limited (CTJ), in its capacity as trustee of a settlement, indirectly holds 35,111,010 ordinary shares in Sportech Plc which are held directly by Sulby Limited, an undertaking controlled by CJT.  Sulby Limited hold the shares on behalf of Newby Manor Limited (settlor) a company wholly owned by Worden Limited, which in turn is wholly owned by Trevor Hemmings (beneficial owner).
An additional 2,000 shares are held by Adam & Co Investment Management Limited.

(c) Name of ~~offeror~~/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Sportech plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/~~dealing undertaken:~~ For an opening position disclosure, state the latest practicable date prior to the disclosure	17/08/2015
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary GBP 0.50 shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	35,113,010	17.025	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	35,113,010	17.025	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b) Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	19 August 2015
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary